THIRD AMENDMENT TO MASTER REGISTRATION RIGHTS AGREEMENT

This Third Amendment to Master Registration Rights Agreement (this “Amendment”) is dated as of June 14, 2016 (the “Effective Date”), and supersedes the prior amendments hereto, and is by and between American Housing Income Trust, Inc., a Maryland corporation (the “Company”), and Valfre Holdings, LLC, an Arizona limited liability company (“Valfre”), and James A. Valfre and Pamela J. Valfre (collectively referred to herein as “Valfre” unless otherwise noted).

WHEREAS, the Company is the General Partner in AHIT Valfre, LLP, a Maryland limited liability partnership (“AHIT Valfre”), and Valfre are the limited partners in AHIT Valfre. AHIT Valfre is referred to herein as the “Partnership.”

WHEREAS, the Partnership is engaged in the business of owning, managing, acquiring and developing single family residences directly and through limited partnerships and other entities (“Properties”);

WHEREAS, the Partnership anticipates acquiring from time to time additional Properties or contract rights to acquire Properties or other properties in transactions (the “Contributions”) in which all or a portion of the consideration to be paid by the Partnership will consist of Units (as hereinafter defined);

WHEREAS, pursuant to the Partnership Agreement (as hereinafter defined) Units are, under certain circumstances, redeemable for common stock of the Company;

WHEREAS, the Company desires to provide certain registration rights with respect to Shares (as hereinafter defined) for the benefit of Persons receiving Units in connection with Contributions and the successors and assigns of such Persons (collectively, the “Holders”); and

WHEREAS, Valfre acknowledges that, pursuant to Section 3.2 of the Master Registration Rights Agreement dated August 1, 2015 (the “Agreement”), the Company has set forth to their satisfaction legitimate business reasons why registration of the “Registrable Securities,” as defined in the Agreement, would not be a prudent business decision at this time and in conjunction with the Company’s anticipated registration statement.

NOW, THEREFORE, pursuant to Section 8.2 of the Agreement, the Company and Valfre agree to the following amendment to the Agreement:

1. Tolling of Registration Rights. Between the Effective Date and July 31, 2016, Valfre agrees to waive any and all registration rights associated with the Registrable Securities as set forth in the Agreement (the “Tolling Period”). The Tolling Period shall expire on 12:01 a.m. PST on August 1, 2016. To the extent a conflict arises between this Amendment, and the Master UPREIT Formation Agreement between the parties dated August 1, 2015, on the issue of registration rights held by Valfre, Valfre agrees that this Amendment shall govern.

2. Balance of Agreement. To the extent not amended herein, the balance of the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

AMERICAN HOUSING INCOME TRUST, INC.,

a Maryland corporation.

/s/ Sean Zarinegar

By: Sean Zarinegar

Its: President

 VALFRE HOLDINGS, LLC. An Arizona limited liability company

/s/ James A. Valfre

By: James A. Valfre

Its: Manager

/s/ James A. Valfre

James A. Valfre

/s/ Pamela J.. Valfre

Pamela J. Valfre